
07005582

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 0 1 2007
WASH. D.C.
210

SEC FILE NUMBER
8- 66946

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Fimat Preferred, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

220 Bush Street # 650
(No. and Street)

San Francisco	CA	94104
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael Tagle 415-733-2810
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

560 Mission Street	**San Francisco**	**CA**	**94105**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 1 1 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, C.Mark Bold and Michael D Tagle, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Fimat Preferred, LLC, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer. The financial statements and supplemental information of the company are made available to all of the company's members and allied members of the New York Stock Exchange, Inc.

State of California
County of San Francisco

Subscribed and sworn to (or affirmed) before me on
This 23rd day of February, 2007,
By C. Mark Bold and Michael D Tagle

Personally know to me or proved to me on the basis of Satisfactory evidence to be the person(s) who appeared Before me.

Signature [signature]
Notary

DAVID A. KNIGHT
Commission # 1598088
Notary Public - California
San Francisco County
My Comm. Expires Jul 29, 2009

[signature]
Signature

Senior Executive Vice President, COO
Title

[signature]
Signature

Senior Vice President, CFO
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Operations.
- ☐ (d) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (e) Statement of Changes in Member's Equity.
- ☐ (f) Statement of Cash Flows.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation of CFTC Minimum Net Capital Requirements.

- ☐ (i) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (j) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (k) Computation for Determination of PAIB Reserve Requirements for Broker-Dealers.
- ☐ (l) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (m) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (n) An Oath or Affirmation.
- ☐ (o) A copy of the SIPC Supplemental Report.
- ☐ (p) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (q) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 1.20
- ☐ (r) Statement of secured amounts and funds held in separate accounts for foreign futures and foreign options Customers pursuant to commission Regulation 30.7.
- ☐ (s) Report of Independent Auditors on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Fimat Preferred, LLC

Statement of Financial Condition

Year Ended December 31, 2006

Contents



■ Ernst & Young LLP
Suite 1600
560 Mission Street
San Francisco, California 94105-2907

■ Phone: (415) 894-8000
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors and Members
Fimat Preferred, LLC

We have audited the accompanying statement of financial condition of Fimat Preferred, LLC (the Company) as of December 31, 2006. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Fimat Preferred, LLC at December 31, 2006, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

San Francisco, California
February 19, 2007

Fimat Preferred, LLC

Statement of Financial Condition

December 31, 2006

Assets		
Cash and cash equivalents	$	3,655,560
Cash and securities segregated and on deposit for regulatory purposes		28,129,750
Receivables:		
Brokers, dealers, and clearing organizations		15,320,241
Customers		32,564,426
Securities borrowed		23,224,300
Financial instruments owned, pledged as collateral		56,207,425
Furniture, equipment, software and leasehold improvements, net		2,388,891
Intangible assets and goodwill		10,079,069
Other assets		1,130,870
Total assets	$	172,700,532
Liabilities and members' equity		
Short-term borrowings	$	25,500,000
Payables:		
Brokers, dealers, and clearing organizations		12,019,690
Customers		83,226,763
Non-customers		506,854
Other liabilities and accrued expenses		3,814,183
		125,067,490
Subordinated borrowings		15,000,000
Members' equity		32,633,042
Total liabilities and members' equity	$	172,700,532

See accompanying notes.

Fimat Preferred, LLC

Notes to Statement of Financial Condition

December 31, 2006

1. Nature of Operations and Significant Accounting Policies

Nature of Operations

Fimat Preferred, LLC (the "Company") is a registered broker-dealer and futures commission merchant with offices in San Francisco, Chicago, New York and Philadelphia. The Company is a wholly owned subsidiary of Fimat USA, LLC (Fimat USA). Fimat USA is a registered broker-dealer and futures commission merchant and is a wholly owned indirect subsidiary of Societe Generale, Paris, France. The Company provides execution and clearing services of securities, options, and futures transactions for retail, professional traders, and institutional customers located primarily in the United States. The Company has floor brokerage operations on various domestic exchanges. The Company is a member of the New York Stock Exchange, Inc. (the "NYSE"), the National Association of Securities Dealers, Inc. (the "NASD"), the National Futures Association (the "NFA"), and other domestic exchanges and regulatory organizations.

2. Significant Accounting Policies

Cash and Cash Equivalents

The Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Securities and Commodities Transactions

Proprietary securities and commodities transactions and the related revenues and expenses are recorded on the date that the trade occurs. Financial instruments owned, financial instruments sold, not yet purchased and open commodity positions are recorded at fair value based on quoted market prices, and gains and losses arising from all such transactions are recorded on the date that the trade occurs.

2. Significant Accounting Policies (continued)

Securities and Commodities Transactions (continued)

Customer and non-customer transactions are recorded on the date that they settle, while the related commission revenues and expenses are recorded on the date that the trade occurs. Non-customer transactions include transactions executed for principals of the Company and for foreign financial institutions that are broker-dealers. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Securities Purchased Under Agreements to Resell

Securities purchased under agreements to resell are accounted for as collateralized financing transactions and are recorded at their contracted resale amounts plus accrued interest. The Company's policy is to take possession or control of securities with market value in excess of the principal amount loaned, plus accrued interest, in order to collateralize resale agreements. The Company monitors the market value of the underlying securities that collateralize the related receivable on resale agreements, including accrued interest, and requests additional collateral where deemed possible. Resale activities are generally transacted under master netting agreements that give the Company the right, in the event of default, to liquidate collateral held.

Securities Borrowed

Securities borrowed are treated as collateralized financing transactions and are included in the statement of financial condition at the amount of cash deposited as collateral. Interest income is recorded on the accrual basis. The Company monitors the market value of the securities daily, with additional collateral provided or recalled as necessary.

Furniture, Equipment, Software and Leasehold Improvements

Computer hardware, computer software, equipment, furniture and fixtures are stated at cost less accumulated depreciation and amortization. Depreciation is computed on the straight-line basis over the estimated useful lives of the assets. Leasehold improvements are capitalized and amortized over the shorter of the respective lease terms or the lives of the improvements. Expenditures that substantially increase an asset's useful life are capitalized. Minor replacements, enhancements, maintenance and repairs are charged to expense as incurred.

2. Significant Accounting Policies (continued)

Intangible Assets and Goodwill

Goodwill is subject to Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets*. Under these rules, goodwill is deemed to have an indefinite life and is not amortized, but rather subject to an annual impairment test. For the year ended December 31, 2006, there was no impairment of goodwill. The intangible assets are being amortized on a straight-line basis over a 3 to 12 year period; the most significant of which is internally developed software that is being amortized over 5 years.

Income Taxes

The Company is a limited liability company. The income or loss is included in the federal income tax return of the members. In accordance with the terms of the operating agreement, there are no federal income taxes provided for in the accompanying financial statements as the members of the Company are responsible for reporting the Company's taxable income or loss.

Foreign Exchange Transaction

Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange. Income and expense items are translated at average rates of exchange during the period. Gains or losses resulting from foreign currency translations are reported as part of revenues on the statement of operations.

Financial Instruments

The Company's assets and liabilities that are considered financial instruments are either already reflected at fair value or are short-term or replaceable on demand. Therefore, their carrying amounts approximate their fair values.

3. Cash and Securities Segregated and on Deposit for Regulatory Purposes

The Company is subject to the Securities and Exchange Commission's (the "SEC") Customer Protection Rule ("Rule 15c3-3"), which requires the Company to maintain funds in a Special Reserve Bank Account for the Exclusive Benefit of Customers and to maintain possession or control of any customer securities. At December 31, 2006, the Company's deposit under Rule 15c3-3 totaled $23,096,974 in cash, which was in excess of the reserve requirement amount of $2,009,193.

3. Cash and Securities Segregated and on Deposit for Regulatory Purposes (continued)

The Company follows the guidance prescribed in a SEC No-Action Letter (the "Letter"), dated November 3, 1998, which allows introducing broker-dealers to include assets in the proprietary account of an introducing broker-dealer ("PAIB assets") as allowable assets in their net capital computations, providing the clearing broker-dealer establishes a separate reserve account for PAIB assets in accordance with Rule 15c3-3 and both the introducing broker-dealer and the clearing broker-dealer enter into a written agreement in accordance with the Letter. At December 31, 2006, the Company had no reserve requirement but held $5,032,776 in cash for the exclusive benefit of PAIB.

4. Receivable from and Payable to Brokers, Dealers and Clearing Organizations

Receivable from and payable to brokers, dealers and clearing organizations at December 31, 2006 are as follows:

	Receivable	Payable
Securities failed to deliver and receive	$ 508,672	$ 1,634,714
Receivable from and payable to brokers, dealers and clearing organizations, including net payable for securities transactions not yet due	13,350,713	9,730,991
Other	1,460,856	653,985
Total	$ 15,320,241	$ 12,019,690

5. Receivable from and Payable to Customers and Non-customers

Receivable from and payable to customers and non-customers arise primarily in connection with securities and commodities transactions and include gains and losses on open commodity trades. Securities owned by customers and non-customers and held by the Company as collateral or as margin and the market value of options positions owned by customers and non-customers are not reflected in the statement of financial condition. At December 31, 2006, the market value of customer and non-customer securities held was $256,066,610.

6. Financial Instruments Owned

Financial instruments owned (excluding securities segregated for regulatory purposes) at December 31, 2006 are as follows:

U.S. government obligations	$ 56,206,440
Other	985
Total	$ 56,207,425

At December 31, 2006, all of the U.S. government obligations are pledged as collateral to a clearing organization.

7. Furniture, Equipment, Software and Leasehold Improvements

Furniture, equipment, software and leasehold improvements at December 31, 2006 are as follows:

Computer equipment, hardware	$ 1,647,209
Leasehold improvements	1,488,121
Telephone equipment	204,793
Software	180,623
Furniture and fixtures	47,492
	3,568,238
Accumulated depreciation and amortization	(1,179,347)
Furniture, equipment, software and leasehold improvements, net	$ 2,388,891

8. Intangible Assets and Goodwill

Intangible assets and goodwill at December 31, 2006 are detailed below:

	Internally Developed Software	Other Intangibles	Goodwill	Total
Gross carrying amount	$ 8,500,000	$ 4,460,000	$ 773,569	$ 13,733,569
Accumulated amortization	(2,550,000)	(1,104,500)	–	(3,654,500)
Net carrying amounts, December 31, 2006	$ 5,950,000	$ 3,355,500	$ 773,569	$ 10,079,069

8. Intangible Assets and Goodwill (continued)

The amortization of intangible assets is estimated to be as follows:

2007	$ 2,436,333
2008	2,436,333
2009	2,163,833
2010	1,041,333
2011	191,334
Thereafter	1,036,334
	$ 9,305,500

9. Members' Equity

The Company is authorized to have two classes of interests, Class A Interests and Class B Interests. The Class A Member interest is issued to Fimat USA, LLC and the Class A Member has voting rights. Class B Member interests are issued to third parties, with a $25,000 subscription value and Class B Member interests receive a 6% priority interest return on their capital contribution. Class B Members have no voting rights and are non-managing members of the Company and, as such, will have no right to participate in or exert control over the Company. The Company may redeem, at its option, the Class B Interests at their original subscription value plus accumulated and unpaid interest.

10. Related Party Transactions

The Company provides clearing and execution services to related parties and to employees of the Company. At December 31, 2006, the settled cash balances due to and from these related parties are reflected in the statement of financial condition as payable to and receivable from non-customers.

The Company has entered into an unsecured bank borrowing facility amounting to $200 million with an affiliated company primarily to finance customer activities. There was a $25.5 million balance outstanding as of December 31, 2006. The interest rate on borrowings is the effective Federal Funds rate plus 1/8th, which was 5.4375% as of December 31, 2006.

10. Related Party Transactions (continued)

The related party transactions and balances due from/to these affiliates as of December 31, 2006 are detailed below:

Assets	
Receivables from related parties	$ 551,435
Securities borrowed	23,224,300
Liabilities	
Payables to related parties	$ 6,134,181
Short-term borrowings	25,500,000
Subordinated borrowings	15,000,000

Benefit Plan

The Company participates in a 401(k) profit-sharing plan ("Plan") through Fimat USA in which substantially all of the Company's employees are eligible to participate. Under the terms of the Plan, the Company makes annual contributions to the Plan equal to 50% of the first 6% of contributions made by its employees, subject to certain limitations.

Subordinated Borrowings

At December 31, 2006, the Company had subordinated borrowings outstanding of $15 million from Fimat International Banque SA with interest rates ranging from 5.82% to 5.85% and maturity ranging from April 2007 to September 2007. The borrowings are subordinated to the general claims of creditors. The subordinated borrowings have been approved by the applicable regulatory bodies and are available in computing net capital under the SEC net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, the loan agreements provide that this borrowing may not be repaid.

11. Commitments and Contingencies

The Company leases office space and equipment under non-cancelable operating lease agreements that expire at various dates through 2011. At December 31, 2006, minimum annual rental commitments, exclusive of additional payments that may be required for certain increases in taxes and operating costs, are as follows:

2007	$ 1,128,005
2008	800,250
2009	774,568
2010	768,947
2011	717,859
Thereafter	307,842
	$ 4,497,471

The Company has a secured bank credit facility of $50 million with an unrelated third party with interest at the Federal Funds rate plus one percent. Borrowings on the facility are due on demand. There were no borrowings on the facility for the year ended December 31, 2006.

Guarantees

The Company is a member of various U.S. exchanges and clearinghouses that trade and clear securities. Associated with its memberships, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to the exchange or the clearinghouse. While the rules governing different exchange or clearing house memberships vary, in general, the Company's guarantee obligations would arise only if the exchange or clearinghouse had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other non-defaulting members of the exchange or clearinghouse. Any potential contingent liability under these membership agreements cannot be estimated. The Company has not recorded any liability in the statement of financial condition for these agreements and believes that any potential requirement to make payments under these agreements is remote.

12. Financial Instruments

Customer Activities

In the normal course of business, the Company's customer and non-customer activities involve the execution, settlement and financing of various securities, options, and futures transactions. The Company could be exposed to off-balance-sheet risk should the customer fail to fulfill its contracted obligation, and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

Customer activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Customer transactions may expose the Company to significant off-balance-sheet risk in the event margin deposits are not sufficient to fully cover losses that customers may incur. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and requires the customer to deposit additional collateral, or to reduce positions, when necessary. In the event a customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations.

Credit Risk

The Company has established credit policies for commitments involving financial instruments with off-balance-sheet credit risk. Such policies include credit review, approvals, limits and monitoring procedures. In addition, the Company limits credit risk by executing option contract transactions through regulated exchanges.

12. Financial Instruments (continued)

Concentration of Credit Risk

The Company enters into various transactions with broker-dealers, clearing organizations, and other financial institutions. Cash and derivative financial instruments on deposit with counterparties may serve to collateralize amounts due and may serve to satisfy margin requirements. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparties to these transactions. It is the Company's policy to monitor the creditworthiness of each counterparty with which it conducts business.

13. Net Capital Requirements

The Company is subject to the rules and regulations, including the minimum net capital requirements, of securities and commodities organizations, including the SEC and the Commodity Futures Trading Commission (the "CFTC"). Under the SEC's Uniform Net Capital Rule (Rule 15c3-1), the Company has elected to use the alternative method permitted by the rule, which requires that the Company maintain minimum "net capital" equal to the greater of $250,000 or two percent of "aggregate debit items," as these terms are defined. The Company is also subject to the CFTC's Net Capital Requirements (Regulation 1.17) and is required to maintain "adjusted net capital," as defined, equal to the greater of $500,000, or the sum of eight and four percent of the total risk margin requirements for all positions carried by the Company in customer and non-customer accounts, respectively. Net capital, aggregate debit items, and maintenance margin levels change from day to day, but at December 31, 2006, the Company had net capital and net capital requirements of approximately $33,905,000 and $1,706,000, respectively. The net capital rule may effectively restrict the payment of cash dividends.

14. Subsequent Event

On January 1, 2007, the Company transferred all of its assets and liabilities to Fimat USA, LLC. The Company will operate as the Equity Clearing Division of Fimat USA, LLC and continue to provide execution, and clearing services of securities, options and futures for retail, professional traders, and institutional customers. The Company will be dissolved as a limited liability corporation in the first quarter of 2007.


END